9000 Virginia Manor Road, Suite 200

Beltsville, Maryland 20705

Tel : (240) 399-4900

July 28, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller

Re:	NextCure, Inc.
Registration Statement on Form S-3
File No. 333-288763

Acceleration Request
	Requested Date:	July 29, 2025
	Requested Time:	4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NextCure, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on July 29, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Kostian Ciko of Sidley Austin LLP at (212) 839-5450 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Michael Richman
Michael Richman
Chief Executive Officer
NextCure, Inc.

cc:	Steven Cobourn, NextCure, Inc.
Asher Rubin, Sidley Austin LLP
Istvan A. Hajdu, Sidley Austin LLP